

January 6, 2021

Ian Robertson
Chief Executive Officer
Northern Genesis Acquisition Corp. II
4801 Main Street, Suite 1000
Kansas City, MO 64112

> **Re: Northern Genesis Acquisition Corp. II**
> **Registration Statement on Form S-1**
> **Filed December 23, 2020**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 4, 2021**
> **File No. 333-251639**

Dear Mr. Robertson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 filed January 4, 2021

Manner of conducting redemptions, page 17

1. Your amended and restated certificate of incorporation and revised disclosure at page 17 state that if you seek stockholder approval, you will complete your initial business combination only if "a majority of the then outstanding shares of common stock present and entitled to vote at the meeting to approve the business combination (or such greater number as may be required by applicable law or the rules of any applicable national securities exchange)" are voted in favor of the business combination. We note that your disclosure implies that the voting standard may be superseded by a higher voting standard. Please revise to clarify the voting standard under applicable law or advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551- 3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Rebecca Taylor